UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 1 June, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 1 May 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.             A Stock Exchange Announcement dated 5 May 2020 entitled ‘VODAFONE JOINS OPEN RAN POLICY COALITION TO ADVANCE VENDOR DIVERSITY IN GLOBAL SUPPLY CHAINS’.

3.             A Stock Exchange Announcement dated 18 May 2020 entitled ‘OPPO AND VODAFONE ANNOUNCE PARTNERSHIP AGREEMENT TO BRING A BROAD RANGE OF OPPO PRODUCTS TO VODAFONE’S EUROPEAN MARKETS’.

4.             A Stock Exchange Announcement dated 18 May 2020 entitled ‘ANNOUNCEMENT OF EARLY REDEMPTION AND RELATED CANCELLATION OF THE LISTING OF THE NOTES’.

RNS Number: 5286L

Vodafone Group Plc

01 May 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 April 2020:

Vodafone’s issued share capital consists of 28,816,015,548 ordinary shares of US$0.20 20/21 of which 2,042,774,349 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,773,241,199. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 0176M

Vodafone Group Plc

05 May 2020

5 May 2020

VODAFONE JOINS OPEN RAN POLICY COALITION

TO ADVANCE VENDOR DIVERSITY IN GLOBAL SUPPLY CHAINS

Vodafone has become a founder member of the Open RAN Policy Coalition, which will promote policies to advance the adoption of open and interoperable solutions in the Radio Access Network (RAN) as a means to create innovation, spur competition and expand the supply chain for mobile technologies including 5G.

Past generations of mobile networks were deployed using fully integrated cell sites, where the radios, hardware and software were provided by a single manufacturer as a closed system. Now the industry is working towards open RAN standards and technical specifications that define open interfaces between the radios, hardware and software so that networks can be deployed using multiple vendors.

Vodafone has been a leading advocate for open RAN approaches as part of the industry association, the Telecom Infra Project (TIP), which it now Chairs. While open RAN is still a maturing technology, where there is still a need to catch up with existing vendors from the point of view of performance, cost and industrialisation, Vodafone is actively trialling open RAN technology in the UK, Ireland, Turkey, Mozambique and the Democratic Republic of Congo.

Johan Wibergh, Chief Technology Officer, Vodafone Group, said:

“The lack of supplier diversity for network equipment lies at the heart of the concerns over the resilience and security of critical national infrastructure. Vodafone is focused on expanding our supply chain options through engaging with open RAN vendors and encouraging newer network providers, to ensure the optimal balance across suppliers. Our industry leading trials of open RAN have underlined that this is the most promising route to advance niche suppliers, to supplement the large vendors, especially for radio equipment and software.”

Joakim Reiter, External Affairs Director, Vodafone Group, said:

“Vodafone has devoted significant efforts for many years to reverse the trend of concentration in suppliers. Open RAN innovation offers the best available option to achieve this objective within a reasonable timeframe. Through the Open RAN Policy Coalition we are hoping this technology will leap ahead in partnership not only with other leading industry players but also governments. We encourage  authorities — not least in Europe — to include open RAN deployments as part of their future industrial strategies and provide support for R&D, piloting and deployment of open RAN as well as to start-ups in radio software. In Africa, we would encourage open RAN as part of international financial institutions’ assistance to bridge digital divides and ensure far more people enjoy the benefits of connectivity, which in light of Covid-19 has never been more urgent.”

The Open RAN Policy Coalition founding members include: Airspan; Altiostar; AT&T; AWS; Cisco; CommScope; Dell; DISH Network; Facebook; Fujitsu; Google; IBM; Juniper Networks; Mavenir; Microsoft; NEC Corporation; NewEdge Signal Solutions; NTT; Oracle; Parallel Wireless; Qualcomm; Rakuten; Samsung Electronics America; Telefónica; US Ignite; Verizon; VMWare; Vodafone; World Wide Technology; and XCOM-Labs.

For more information on the Open RAN Policy Coalition, visit: www.openRANpolicy.org

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 23 countries, partners with mobile networks in 42 more, and fixed broadband operations in 18 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number: 1341N

Vodafone Group Plc

18 May 2020

OPPO and Vodafone announce partnership agreement to bring

a broad range of OPPO products to Vodafone’s European markets

•                      OPPO will first enter Vodafone’s European markets, including Germany, United Kingdom, Spain, Portugal, Romania, Turkey and the Netherlands, progressively rolling out across Vodafone channels

•                      Vodafone customers will benefit from a broad range of OPPO’s products from entry-level to state-of-the-art flagship products, including both 4G and 5G smartphones

•                      Partnership agreement will enable OPPO and Vodafone to accelerate 5G adoption and expand availability of OPPO products to more Vodafone markets and customers.

May 18, 2020, SHENZHEN, CHINA / LONDON, UNITED KINGDOM — OPPO and Vodafone today announced a comprehensive partnership agreement that will bring a broad range of OPPO’s smartphones to Vodafone’s European markets starting from May 2020.

As a leading smartphone brand with an innovative product portfolio, advanced 5G technology know-how, and annual handset shipments of more than 100 million, OPPO is a natural partner for Vodafone’s leading gigabit network. The collaboration between the two companies will give consumers more choice and accelerate 5G adoption across Vodafone’s international markets.

OPPO’s broad range of products will be made available across Vodafone’s retail and online channels, spanning value-for-money handsets to industry-leading 5G flagship smartphones including the OPPO A series, Reno series and Find X series.

In the first phase of cooperation, Vodafone will introduce OPPO products across retail channels in Germany, United Kingdom, Spain, Portugal, Romania, Turkey and the Netherlands. The two companies will jointly develop their global partnership, working together to expand the future availability of the OPPO range across Vodafone’s markets

Alen Wu, Vice President and President of Global Sales, OPPO said: “OPPO is confident that our industry-leading products and technologies will enable Vodafone to win new opportunities in the 5G era. Vodafone’s vision that ‘we connect for a better future’ aligns with

OPPO’s value of ‘Benfen’ — to do the right thing and provide real value to customers. OPPO looks forward to solidifying a long-term win-win relationship with Vodafone to create a better future for our customers in the 5G era.”

Ahmed Essam, Vodafone Group Chief Commercial Operations and Strategy Officer, said: “The combination of OPPO’s state-of-the-art devices and Vodafone’s leading network will give our customers greater choice with the full potential of 5G. Vodafone’s partnership with OPPO brings together their attractive product portfolio with our growing strength in 5G to our markets across Europe and beyond.”

OPPO predominantly manufactures its products in-house and most of its manufacturing facilities have resumed normal operation, ensuring that even during the Coronavirus outbreak period, OPPO can continue to provide products to Vodafone and ensure business continuity. While physical retail is currently constrained, both companies will develop online sales channels and ensure continued support for customers. OPPO will also closely work with Vodafone to ensure the continued safety of employees and customers as restrictions at retail are lifted.

OPPO’s series of products will be rolled out from May through Vodafone in Germany, the United Kingdom, Spain, Portugal, Romania, Turkey and the Netherlands. Further announcements will be made by OPPO and Vodafone about product availability in other countries.

- ends -

About OPPO

OPPO is a leading global smart device brand. Since the launch of its first mobile phone - “Smiley Face” - in 2008, OPPO has been in relentless pursuit of the perfect synergy of aesthetic satisfaction and innovative technology. Today, OPPO provides a wide range of smart devices spearheaded by the Find X and Reno series. Beyond devices, OPPO provides its users with the ColorOS operating system and internet services like OPPO Cloud and OPPO+. OPPO operates in more than 40 countries and regions, with 6 Research Institutes and 4 R&D Centers worldwide, as well as an International Design Center in London. More than 40,000 of OPPO’s employees are dedicated to creating a better life for customers around the world.

Contact

Media relations: press@oppo.com

About Vodafone Group

Vodafone Group is one of the world’s leading technology communications providers, connecting people and organisations of all sizes to the digital society.  We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 22 markets, partners with mobile networks in 42 more, and fixed broadband operations in 17 markets. As of 31 March 2020, Vodafone Group had 362 million customers, including 115 million mobile customers, 25 million broadband customers and 22 million TV customers in Europe and 168 million mobile customers in Africa.

For more information, please visit: www.vodafone.com.

Contacts

Media Relations:	GroupMedia@vodafone.com
Investor Relations:	IR@vodafone.co.uk

RNS Number: 2491N

Vodafone Group Plc

18 May 2020

THIS ANNOUNCEMENT CONTAINS INFORMATION THAT QUALIFIES, OR MAY QUALIFY, AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 (“MAR”)

VODAFONE GROUP PLC
€1,750,000,000 1.000 per cent. Notes due 11 September 2020 under the €30,000,000,000 Euro Medium Term Note Programme (ISIN: XS1109802303) (the “Notes”)

18 May 2020

Announcement of Early Redemption and Related Cancellation of the Listing of the Notes

Vodafone Group Plc (the “Issuer”) today gave notice to holders of the outstanding Notes issued under its €30,000,000,000 Euro Medium Term Note Programme of the exercise of its call option (the “Issuer Call Option”) pursuant to Condition 7(c) of the terms and conditions of the Notes (the “Conditions”), as supplemented by the Final Terms dated 10 September 2014 (the “Final Terms”).

The Issuer shall redeem all outstanding Notes pursuant to such Issuer Call Option on 17 June 2020 (the “Redemption Date”) at the Optional Redemption Amount set out in the Final Terms.

The Issuer has requested the UK Financial Conduct Authority (the “FCA”) to cancel the listing of all outstanding Notes on the Redemption Date pursuant to LR 5.3.1 of the FCA Listing Rules.

Unless otherwise defined herein, defined terms used have the meanings given to them in the Conditions.

For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Rosemary Martin, Group General Counsel and Company Secretary of Vodafone.

LEI Number (Vodafone Group Plc): 213800TB53ELEUKM7Q61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 1, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary